September 13, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 10, 2010

Dear Mr. Decker:

Set forth below is Gafisa’s response to your letter dated August 31, 2011 relating to Gafisa’s Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2009 Form 20-F.

Form 20-F for the Year Ended December 31, 2009

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP

(a) Description of the GAAP differences, page F-67

1.
We reviewed Appendix A of your response letter dated August 24, 2011. Please tell us whether or not the revenue recognition and other errors impacted periods prior to January 1, 2007, including but not limited to 2006 and 2005. To the extent that you believe you had no errors in periods prior to January 1, 2007, please explain to us in detail how you reached this conclusion. Please also show us the disclosures you intend to provide in the financial statement footnotes to your 2009 Form 20-F/A reconciling the opening U.S. GAAP balances for each component of shareholders’ equity as of January 1, 2007 from the “as originally reported” amount to the “as restated” amount, in a manner similar to what you present as of December 31, 2007 on page A-19 of your August 24, 2011 response. As a related matter, to the extent you have determined that your financial statements for 2006 and/or 2005 should be restated, please show us how you will revise your selected financial data table on pages four and five to present the restated amounts for each period presented, including reconciliations of the data previously presented as compared to the data as restated. Your table should also include a footnote explaining, if true, that no audit has been performed of the restated U.S. GAAP financial information for 2006 and 2005.

The Company respectfully advises the Staff that it had performed a careful analysis of possible errors arising from revenue recognition with respect to the balance sheet at January 1, 2007 and for purposes of presentation of the unaudited summary and selected financial data for 2006 and 2005.  The Company reprocessed data on a contract-by-contract basis and concluded that the effect as at January 1, 2007 and as at and for the years ended December 31, 2006 and 2005 was immaterial. The effects were material from January 1, 2007, due in part to Gafisa´s relatively low level of reported net income in 2007 in addition to our 40% acquisition of our investee Alphaville in January 2007 and the acquisition of Tenda in October 2008.  The more significant revenue recognition effects arose when we reprocessed the Alphaville and Tenda transactions on a contract-by-contract basis.  The effects from reprocessing the Gafisa data on a contract-by-contract basis were immaterial in 2006 and 2005. The quantification of this reprocessing is provided supplementally in the attached Annex A. These effects will be reflected in “Item 3. Key Information—A. Selected Financial Data” in our Form 20-F.  In addition to the 2006 and 2005 data, Annex A also presents the restated financial information to be disclosed for subsequent periods.

As per your request we provide below the U.S. GAAP balances for each component of shareholders’ equity as of January 1, 2007, for purposes of disclosure:

Restated U.S. GAAP Condensed shareholders’ equity – January 1, 2007

c)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	January 1, 2007	Restatement Adjustments	January 1, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares, comprising 206,739,900 shares outstanding	583,305	–	583,305
Treasury shares	(43,571)	–	(43,571)
Appropriated retained earnings	177,180	(1,712)	175,468
Unappropriated retained earnings	78,337	–	78,337
Total Gafisa shareholders’ equity	795,251	(1,712)	793,539
Non-controlling interests	1,050	–	1,050
Total shareholders’ equity	796,301	(1,712)	794,589

*           *           *

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at +5511-3025-9191 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at +5511-4871-8401.

Sincerely yours, /s/ Alceu Duílio Calciolari
Alceu Duílio Calciolari Chief Executive Officer Gafisa S.A.

cc:	Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP) Ivan Clark (PricewaterhouseCoopers Auditores Independentes)

Annex A

GAFISA S.A.
PRELIMINARY MANAGEMENT DATA

Consolidated Financial Statements as of
December 31, 2007, 2008 and 2009

Restatement of Reconciliation Note (BRGAAP x USGAAP)

(UNAUDITED)

TABLE OF CONTENTS

Page

Restatement items
1 – Cash and Cash Equivalents / Marketable Securities	A-3
2 – Revenue Recognition	A-4

All amounts are expressed in thousands of Brazilian Reais

1 – CASH AND CASH EQUIVALENTS / MARKETABLE SECURITIES

Cash and Cash Equivalents / Marketable Securities

As per the definition of cash equivalents under FASB ASC 305-10-20, the Company has determined that the amounts below do not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

Cash And Cash Equivalents Marketable Securities	As Originally Reported	Restatement Adjustments (1)	As Restated
December 31, 2009	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	1,348,403	(1,055,463)	292,940
Marketable securities trading	–	1,005,882	1,005,882
Restricted cash	47,265	49,581	96,846
Total	1,395,668	–	1,395,668

December 31, 2008
Cash and cash equivalents	510,504	(326,980)	183,524
Marketable securities trading	–	326,980	326,980
Restricted cash	76,928	–	76,928
Total	587,432	–	587,432

December 31, 2007
Cash and cash equivalents	512,185	(299,116)	213,069
Marketable securities trading	–	299,116	299,116
Restricted cash	9,851	–	9,851
Total	522,036	–	522,036

(1)	As per the definition of cash equivalents under FASB ASC 305-10-20

2 – REVENUE RECOGNITION

Revenue Recognition – Application of ASC 350.20.40.10

ASC 350.20.40.10 (formerly EITF Issue 06-08 “Applicability of the Assessment of a Buyer’s Initial and Continuing Investment under FASB Statement No. 66 for Sales of Condominiums”) requires amounts potentially refundable to customers to be excluded from the initial and continuing investment test.  The Company had previously not fully considered the contractual penalty/refund provisions on a unit by unit basis in applying U.S. GAAP revenue recognition for purposes of ASC 350.20.40.10.

Gafisa Segment

Gafisa sales contracts provide for a penalty to be charged to the customer which is generally equivalent to 18% of sales prices (adjusted for inflation) to the extent Gafisa agrees to terminate the contract following default by the customer.   After charging such penalties, should amounts previously paid by customers under a Gafisa contract be in excess of the penalty computation, then a refund of 60% of such remaining balance is provided to the Gafisa customer based on the terms of the contract.  Gafisa has historically entered into commercial negotiations with customers and has been willing to concede higher levels of refunds in an attempt to avoid protracted court proceedings and regain clear title to its units so they can be sold timely.  Gafisa’s negotiated repayments have historically approximated 35% of amounts previously paid.

Upon consideration of the aforementioned contractual provisions in its continuing investment test, along with other aspects of U.S. GAAP ASC 360.20, adjustments to previously recorded U.S. GAAP revenue recognition are required for the Gafisa segment.

Historically, our U.S. GAAP accounting practices for the Gafisa segment had not contemplated, on a contract-by-contract basis, the implication of the initial investment test and continuing investment test under U.S. GAAP as we did not consider the defaulting party had a right to reimbursement that would otherwise affect the revenue we had recognized as only Gafisa has the right to terminate the contract.  Despite the fact that the Gafisa segment contracts do not provide the defaulting party with a right to cancel, upon further examination and based on an analysis of recent legal precedent, we have concluded that the defaulting party does have certain rights in law that can be exercised in the event a judicial appeal is filed.  Judicial rulings have required companies in Brazil to return to defaulting parties, part of the deposit payments for units under development when the contract is terminated.  Such amounts have approximated the percentage set forth in the sales contracts which determine the possibility of the Company granting a reimbursement at the Company´s discretion if it agrees to terminate the contract. The reimbursements paid by the Company of approximately 35% are an average percentage of amounts historically paid, therefore, there may be contracts in which this amount is higher or lower than the average of 35%.  Accordingly, for purposes of our current U.S. GAAP accounting practices for the Gafisa segment we have used the contractual reimbursement percentage (after applying penalties) for purposes of determining the initial investment test. Upon recomputing the initial investment test and continuing investment test parameters on a contract-by-contract basis, rather than by developments, certain units were found to have failed the tests which resulted in the deferral of revenue recognition under the percentage of completion model. We have restated our consolidated financial statements as at December 31, 2009 and for each of the three years in the period then ended to reflect the deferral of recognition of revenue for the Gafisa segment.

Tenda Segment

Tenda’s pilot contracts provide for a refund to customers of 80% of the amounts previously paid during the construction period to the extent that default is agreed.  Given that Tenda pilot contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, a Tenda pilot customer would be required to make a substantial initial investment.  Because low income home buyers do not make such large down payments, most Tenda pilot contracts will not meet the initial investment test and thus should be recognized using the deposit method of accounting.

Tenda’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Thus, the Company is restating the U.S. GAAP financial position and results of operations of its Tenda segment to properly account for the potential refund provisions of 80%.

The operations of the Tenda segment contracts are more fully described below including the contractual relationship among Tenda, the customer and a government bank (Federal Savings and Loans Bank (CEF – Caixa Economica Federal, or Bank of Brazil)):

Purchase and Sale Agreement –Property Developer x Customer (Promisor)

When the real estate venture is launched, the customer and property developer execute a purchase and sale agreement (“the Tenda Pilot program contract”), which defines the type of customer financing.  This agreement is primarily aimed at providing a purchase and sale commitment between the parties during the period in which the contract’s enterprise is under analysis by a government bank.

Upon executing the Tenda Pilot program contract, the customer is required to provide a retainer of the real property value and pay the monthly installments to the real estate developer (the aggregate amount corresponds to approximately 5% - 15%) while its financing is pending approval by the bank. The bank customer financing varies from 85% to 95% of the real property value depending on the situation.  Currently, to the extent that a customer is approved by a government bank, prior to the overall approval of specific project,  the customer may be financed for 95% of the real property value.

Following the execution of the agreement with the customer, the government bank begins the financing approval process either when the real estate project is launched or during construction.  Once approved, the agreement is transferred to the government bank.

After evaluating the Tenda Pilot program and its customer portfolio, we concluded that percentage of completion revenue recognition is not appropriate during the construction phase, given the potential refundability rights of the customer.  As 80% of the down payment would need to be excluded from the initial investment test, the contract would fail  the initial investment test under U.S. GAAP.

Taking out Residential Financing

During the government bank credit facility approval period, the monthly installments, the principal and indexation charges due after the purchase and sale agreement is executed are paid to Tenda.

Once the credit facility is approved by the government bank, Tenda, the customer and the bank enter into an agreement enforceable as a deed of promise to buy and sell, similar to a private credit facility agreement to develop a real estate venture, the final contract. Upon execution, the original Tenda Pilot program contract between Tenda and the customer is replaced, and the new agreement is transferred to the Bank of Brazil.  From that time, the customer starts repaying the financing directly to the bank, which will pass the financing amounts on to Tenda over the construction period, as the construction work progresses.

All of Tenda’s revenue recognition is generated from Tenda Pilot program contracts.

Alphaville - AUSA Segment

Alphaville’s sales contracts provide for a refund to customers of 80% of the amounts previously paid during the infrastructure period to the extent that default is agreed.  Given that the contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, the customer would be required to make a substantial initial investment.  Because middle and high end income customers may make large down payments, a large part of these contracts may meet the initial investment test.  Alphaville’s negotiated repayments have historically approximated 76% of amounts previously paid.

Alphaville’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Accordingly, the Company is restating the U.S. GAAP financial position and results of operations of its Alphaville segment to properly account for the potential contractual refund provision of 80%.

Reconciliation of Restated Net Income - 2009

a)	Net Income Reconciliation - BR and U.S. GAAP

	As originally reported					As restated
Net Income Reconciliation – BR and U.S. GAAP	2009	Gafisa Restatement Adjustments	Tenda Restatement Adjustments	Alphaville Restatement Adjustments	Total Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	213,540	–	–	–	–	213,540
Revenue recognition – net operating revenue	(477,072)	–	–	–	–	(477,072)
Revenue recognition – net operating revenue – initial test(1)	–	(77,776)	60,627	(142,447)	(159,596)	(159,596)
Revenue recognition – net operating revenue – continuing test(1)	–	(187,182)	2,184	(36)	(185,034)	(185,034)
Revenue recognition – operating costs	342,830	–	–	–	–	342,830
Revenue recognition – operating costs – initial test(1)	–	48,854	(61,863)	78,373	65,364	65,364
Revenue recognition – operating costs – continuing test(1)	–	157,065	(2,228)	20	154,857	154,857
Stock compensation (expense) reversal	7,194	–	–	–	–	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	(178,508)	–	–	–	–	(178,508)
Business Combination of Tenda (2)	(3,173)	(15,194)	–	–	(15,194)	(18,367)
Tenda’s share issuance costs	11,072	–	–	–	–	11,072
Business Combination of Alphaville	(16,786)	–	–	–	–	(16,786)
Business Combination of Redevco	4,848	–	–	–	–	4,848
Reversal of contract termination provision (3)	–	–	13,826	–	13,826	13,826
Other	49	–	–	–	–	49
Reversal and revision of non–controlling interest (4)	36,188	30,178	–	–	30,178	66,366
Deferred income tax on adjustments above (5)	23,140	18,016	(475)	8,229	25,770	48,910
Net income (loss) attributable to Gafisa, net of non–controlling interest	(36,678)	(26,039)	12,071	(55,861)	(69,829)	(106,507)
Net income (loss) attributable to non-controlling interests under USGAAP (6)	42,276	(20,273)	8,365	–	(11,908)	30,368
Total net income (loss) under U.S. GAAP	5,598	(46,312)	20,436	(55,861)	(81,737)	(76,139)
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices. .

(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2009

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported					As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2009	Gafisa Restatement Adjustments	Tenda Restatement Adjustments	Alphaville Restatement Adjustments	Total Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	2,325,634	–	–	–	–	2,325,634
Revenue recognition – net operating revenue	(821,707)	–	–	–	–	(821,707)
Revenue recognition – net operating revenue – initial test(1)	–	(127,599)	66,534	(249,437)	(355,503)	(355,503)
Revenue recognition – net operating revenue – continuing test(1)	–	(252,630)	2,346	(2,235)	(252,518)	(252,518)
Revenue recognition – operating costs	560,157	–	–	–	–	560,157
Revenue recognition – operating costs – initial test(1)	–	116,841	(59,761)	149,644	206,724	206,724
Revenue recognition – operating costs – continuing test(1)	–	194,432	(2,170)	1,334	193,596	193,596
Capitalized interest	99,897	–	–	–	–	99,897
Amortization of capitalized interest	(94,126)	–	–	–	–	(94,126)
Liability – classified stock options	(3,939)	–	–	–	–	(3,939)
Receivables from clients – SFAS 140	11,410	–	–	–	–	11,410
Liability assumed – SFAS 140	(11,410)	–	–	–	–	(11,410)
Reversal of goodwill amortization of Alphaville	18,234	–	–	–	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(232,327)	–	–	–	–	(232,327)
Gain on the transfer of FIT Residencial	205,527		–	–	–	205,527
Business Combination of Tenda (2)	13,231	(17,974)	–	–	(17,974)	(4,743)
Business Combination of Alphaville	(38,888)		–	–	–	(38,888)
Business Combination of Redevco	4,848		–	–	–	4,848
Reversal of contract termination provision (3)	–		25,023	–	25,023	25,023
Other	(538)		–	–	–	(538)
Reversal and revision of non – controlling interest (4)	56,425	64,209	–	–	64,209	120,634
Deferred income tax on adjustments above (5)	72,827	34,557	(9,291)	11,695	36,961	109,788
Shareholders’ equity before non – controlling interest	2,165,255	(33,164)	22,681	(88,999)	(99,482)	2,065,773
Non-controlling interests under USGAAP (6)	47,912	(53,446)	8,365	13,256	(31,825)	16,087
Total Shareholders’ equity under USGAAP	2,213,167	(86,610)	31,046	(75,743)	(131,307)	2,081,860
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities – 2009

(c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents(1)	1,348,403	(1,055,463)	292,940
Marketable securities(1)	–	1,005,882	1,005,882
Restricted cash(1)	47,265	49,581	96,846
Receivables from clients(2)	1,188,662	(2,366)	1,186,296
Properties for sale (2)	1,796,000	400,320	2,196,320
Other accounts receivable	87,502	–	87,502
Prepaid expenses	14,122	–	14,122
Investments (3)	185,364	(31,825)	153,539
Property and equipment, net	58,969	–	58,969
Intangibles, net (4)	151,343	(17,974)	133,369
Goodwill	31,416	–	31,416
Receivables from clients(2)	1,691,642	(357,099)	1,334,543
Properties for sale	416,083	–	416,083
Deferred income tax (5)	15,912	36,961	52,873
Other	96,647	–	96,647
Total assets	7,129,330	28,017	7,157,347

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	–	653,070
Debentures	132,077	–	132,077
Obligations for purchase of land	241,396	–	241,396
Materials and services suppliers	169,085	–	169,085
Taxes and labor contributions	199,472	–	199,472
Advances from clients–real estate and services (2)	349,483	159,324	508,807
Credit assignments	118,846	–	118,846
Acquisition of investments	21,090	–	21,090
Dividends payable	50,716	–	50,716
Others	81,863	–	81,863
Long-term liabilities
Loans, net of current portion	476,645	–	476,645
Debentures, net of current portion	1,796,000	–	1,796,000
Deferred income tax	–	–	–
Obligations for purchase of land	141,563	–	141,563
Others	484,857	–	484,857
Shareholders’ equity
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Non-controlling interests(6)	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860
Total liabilities and shareholders’ equity	7,129,330	28,017	7,157,347
(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2) above affecting equity method of accounting.
(4)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda’s assets acquired and liabilities assumed following the correction of the error in (2) above.

(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Condensed shareholders’ equity – 2009

c)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares, comprising 333,554,788 shares outstanding	1,586,184	–	1,586,184
Treasury shares	(1,731)	–	(1,731)
Appropriated retained earnings	580,802	(99,482)	481,320
Unappropriated retained earnings	–	–	–
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Non-controlling interests	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860

Restated U.S. GAAP Income Statement – 2009

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2009	Restatement Adjustments	2009
Net operating revenue (1)	2,338,311	(339,960)	1,998,351
Operating costs (sales and services) (1)	(1,652,850)	220,221	(1,432,629)
Gross profit (1)	685,461	(119,739)	565,722
Operating expenses
Selling, general and administrative	(439,459)	–	(439,459)
Other (2)	(161,077)	14,984	(146,093)
Operating income	84,925	(104,755)	(19,830)
Financial income (expenses)(3)	(83,622)	(21,022)	(104,644)
Income (loss) before income tax, equity in results and non-controlling interest	1,303	(125,777)	(124,474)
Income tax expense (4)	(59,567)	25,770	(33,797)
Income (loss) before equity in results and non-controlling interests	(58,264)	(100,007)	(158,271)
Equity in results (5)	63,862	18,270	82,132
Net income (loss)	5,598	(81,737)	(76,139)
Less: attributable to non-controlling interests (6)	(42,276)	11,908	(30,368)
Net income (loss) attributable to Gafisa	(36,678)	(69,829)	(106,507)
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation and Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment above.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(4)	Deferred income tax on above adjustments.
(5)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(6)	Non-controlling interest on above adjustments.

Reconciliation of Restated Income – 2008

a) Net Income Reconciliation – BR and U.S. GAAP

	As originally reported					As restated
Net Income Reconciliation – BR and U.S. GAAP	2008	Gafisa Restatement Adjustments	Tenda Restatement Adjustments	Alphaville Restatement Adjustments	Total Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	109,921	–	–	–	–	109,921
Revenue recognition–net operating revenue	85,337	–	–	–	–	85,337
Revenue recognition – net operating revenue – initial test(1)	–	(55,366)	5,906	(42,025)	(91,485)	(91,485)
Revenue recognition – net operating revenue – continuing test(1)	–	(65,448)	163	–	(65,285)	(65,285)
Revenue recognition – operating costs	(47,672)	–	–	–	–	(47,672)
Revenue recognition – operating costs – initial test(1)	–	43,531	2,102	32,440	78,073	78,073
Revenue recognition – operating costs – continuing test(1)	–	37,367	58		37,425	37,425
Amortization of capitalized interest	(9,357)	–	–	–	–	(9,357)
Stock compensation (expense) reversal	53,819	–	–	–	–	53,819
Reversal of goodwill amortization of Alphaville	10,734	–	–	–	–	10,734
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	–	–	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	–	–	–	205,527
Business Combination of Tenda (2)	(468)	(2,780)	–	–	(2,780)	(3,248)
Business Combination of Alphaville	(19,185)	–	–	–	–	(19,185)
Fair value option of financial liabilities	(207)	–	–	–	–	(207)
Reversal of contract termination provision (3)	–	–	11,197	–	11,197	11,197
Other	(356)	–	–	–	–	(356)
Reversal and revision of non-controlling interest (4)	6,839	34,031	–	–	34,031	40,870
Deferred income tax on adjustments above (5)	(41,455)	12,045	(8,816)	546	3,775	(37,680)
Net income (loss) attributable to Gafisa, net of non-controlling interest	299,658	3,380	10,610	(9,039)	4,951	304,609
Net income (loss) attributable to non-controlling interests under USGAAP (6)	47,900	(34,031)	–	3,616	(30,415)	17,485
Total net income (loss) under USGAAP	347,558	(30,651)	10,610	(5,423)	(25,464)	322,094
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
(a) Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices;

(b) Reclassification of present value adjustments on item 1 above.
(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2008

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported					As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2008	Gafisa Restatement Adjustments	Tenda Restatement Adjustments	Alphaville Restatement Adjustments	Total Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,612,419	–	–	–	–	1,612,419
Revenue recognition–net operating revenue	(344,635)	–	–	–	–	(344,635)
Revenue recognition – net operating revenue – initial test(1)	–	(94,823)	5,906	(106,990)	(195,907)	(195,907)
Revenue recognition – net operating revenue – continuing test(1)	–	(65,448)	163	(2,199)	(67,484)	(67,484)
Revenue recognition – operating costs	217,327	–	–	–	–	217,327
Revenue recognition – operating costs – initial test(1)	–	67,987	2,102	71,271	141,360	141,360
Revenue recognition – operating costs – continuing test(1)	–	37,367	58	1,314	38,739	38,739
Capitalized interest	99,897	–	–	–	–	99,897
Amortization of capitalized interest	(94,126)	–	–	–	–	(94,126)
Liability–classified stock options	(2,221)	–	–	–	–	(2,221)
Receivables from clients–SFAS 140	12,843	–	–	–	–	12,843
Liability assumed–SFAS 140	(12,843)	–	–	–	–	(12,843)
Reversal of goodwill amortization of Alphaville	18,234	–	–	–	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	–	–	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	–	–	–	205,527
Business Combination of Tenda (2)	16,404	(2,780)	–	–	(2,780)	13,624
Business Combination of Alphaville	(22,102)	–	–	–	–	(22,102)
Reversal of contract termination provision (3)	–	–	11,197	–	11,197	11,197
Other	266	–	–	–	–	266
Reversal and revision of non-controlling interest (4)	20,237	34,031	–	–	34,031	54,268
Deferred income tax on adjustments above (5)	49,687	16,541	(8,816)	3,466	11,191	60,878
Shareholders’ equity before non—controlling interest	1,723,095	(7,125)	10,610	(33,138)	(29,653)	1,693,442
Non-controlling interests under USGAAP (6)	451,342	(33,173)	-	13,256	(19,917)	431,425
Total Shareholders’ equity under USGAAP	2,174,437	(40,298)	10,610	(19,882)	(49,570)	2,124,867
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities – 2008

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents (1)	510,504	(326,980)	183,524
Marketable securities (1)	–	326,980	326,980
Restricted cash (1)	76,928	–	76,928
Receivables from clients (2)	1,060,845	(77,512)	983,333
Properties for sale (2)	2,058,721	180,099	2,238,820
Other accounts receivable	127,150	–	127,150
Prepaid expenses	27,732	–	27,732
Investments (3)	49,135	(19,917)	29,218
Property and equipment, net	50,852	–	50,852
Intangibles, net (4)	188,199	(2,780)	185,419
Goodwill	31,416	–	31,416
Receivables from clients (2)	720,298	(52,629)	667,669
Properties for sale	149,403	–	149,403
Deferred income tax (5)	35,067	11,191	46,258
Other	93,153	–	93,153
Total assets	5,179,403	38,452	5,217,855

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	–	430,853
Debentures	64,930	–	64,930
Obligations for purchase of land	278,745	–	278,745
Materials and services suppliers	103,592	–	103,592
Taxes and labor contributions	112,729	–	112,729
Advances from clients–real estate and services (2)	176,958	88,022	264,980
Credit assignments	46,844	–	46,844
Acquisition of investments	25,296	–	25,296
Dividends payable	26,106	–	26,106
Others	85,445	–	85,445
Long-term liabilities
Loans, net of current portion	587,355	–	587,355
Debentures, net of current portion	442,000	–	442,000
Deferred income tax	–	–	–
Obligations for purchase of land	225,639	–	225,639
Others	398,474	–	398,474
Shareholders’ equity
Total Gafisa shareholders’ equity	1,723,095	(29,653)	1,693,442
Non-controlling interests(6)	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867
Total liabilities and shareholders’ equity	5,179,403	38,452	5,217,855
(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2) above affecting equity method of accounting.
(4)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (2) above.

(5)	Deferred income tax on above adjustments.
(6)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Condensed shareholders’ equity – 2008

c)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares, comprising 259,925,092 shares outstanding	1,199,498	–	1,199,498
Treasury shares	(14,595)	–	(14,595)
Appropriated retained earnings	538,192	(29,653)	508,539
Unappropriated retained earnings	–	–	–
Total Gafisa shareholders’ equity	1,723,095	(29,653)	1,693,442
Non-controlling interests(6)	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867

Restated U.S. GAAP Income Statements – 2008

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue (1)	1,692,706	(215,402)	1,477,304
Operating costs (sales and services) (1)	(1,198,256)	115,498	(1,082,758)
Gross profit (1)	494,450	(99,904)	394,546
Operating expenses
Selling, general and administrative	(306,134)	–	(306,134)
Other(2)	163,363	31,251	194,614
Operating income	351,679	(68,653)	283,026
Financial income (expenses)(3)	40,198	35,798	75,996
Income (loss) before income tax, equity in results and non-controlling interest	391,877	(32,855)	359,022
Income tax expense (4)	(70,576)	3,775	(66,801)
Income (loss) before equity in results and non-controlling interests	321,301	(29,080)	292,221
Equity in results (5)	26,257	3,616	29,873
Net income (loss)	347,558	(25,464)	322,099
Less: attributable to non-controlling interests (6)	(47,900)	30,415	(17,485)
Net income (loss) attributable to Gafisa	299,658	4,951	304,609
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
(a) Revision of non-controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices;

(b) Reclassification of present value adjustments on item (1) above.
(4)	Deferred income tax on above adjustments.
(5)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(6)	Non-controlling interest on above adjustments.

Reconciliation of Restated Net Income–2007

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported				As restated
Net Income Reconciliation – BR and U.S. GAAP	2007	Gafisa Restatement Adjustments	Alphaville Restatement Adjustments	Total Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	91,640	–	–	–	91,640
Revenue recognition–net operating revenue	(152,064)	–	–	–	(152,064)
Revenue recognition – net operating revenue – initial test(1)	–	(21,107)	(64,965)	(86,072)	(86,072)
Revenue recognition – net operating revenue – continuing test(1)	–	–	(2,199)	(2,199)	(2,199)
Revenue recognition – operating costs	96,215	–	–	–	96,215
Revenue recognition – operating costs – initial test(1)	–	7,841	38,831	46,672	46,672
Revenue recognition – operating costs – continuing test(1)	–	–	1,314	1,314	1,314
Amortization of capitalized interest	(32,544)	–	–	–	(32,544)
Stock compensation (expense) reversal	22,684	–	–	–	22,684
Reversal of goodwill amortization of Alphaville	7,500	–	–	–	7,500
Business Combination of Alphaville	(2,917)	–	–	–	(2,917)
Fair value option of financial liabilities	207	–	–	–	207
Other	370	–	–	–	370
Reversal and revision of non-controlling interest	1,994	–	–	–	1,994
Deferred income tax on adjustments above (2)	30,377	4,473	2,920	7,393	37,770
Net income (loss) attributable to Gafisa, net of non-controlling interest	63,462	(8,793)	(24,099)	(32,892)	30,570
Net income (loss) attributable to non-controlling interests under USGAAP(3)	4,738	858	9,640	10,498	15,236
Total net income (loss) under USGAAP	68,200	(7,935)	(14,459)	(22,394)	45,806
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2007

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported				As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2007	Gafisa Restatement Adjustments	Alphaville Restatement Adjustments	Restatement Adjustments Total	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,498,728	–	–	–	1,498,728
Revenue recognition – net operating revenue	(185,034)	–	–	–	(185,034)
Revenue recognition – net operating revenue – initial test(1)	–	(39,457)	(64,965)	(104,422)	(104,422)
Revenue recognition – net operating revenue – continuing test(1)	–	–	(2,199)	(2,199)	(2,199)
Revenue recognition – operating costs	121,212	–	–	–	121,212
Revenue recognition – operating costs – initial test(1)	–	24,456	38,831	63,287	63,287

	As originally reported				As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2007	Gafisa Restatement Adjustments	Alphaville Restatement Adjustments	Restatement Adjustments Total	2007
Revenue recognition – operating costs – continuing test(1)	–	–	1,314	1,314	1,314
Capitalized interest	99,897	–	–	–	99,897
Amortization of capitalized interest	(84,769)	–	–	–	(84,769)
Liability – classified stock options	(29,356)	–	–	–	(29,356)
Receivables from clients – SFAS 140	22,390	–	–	–	22,390
Liability assumed – SFAS 140	(22,390)	–	–	–	(22,390)
Reversal of goodwill amortization of Alphaville	7,500	–	–	–	7,500
Business Combination of Alphaville	(2,917)	–	–	–	(2,917)
Reversal of contract termination provision	207	–	–	–	207
Other	(339)	–	–	–	(339)
Reversal and revision of non-controlling interest	185	–	–	–	185
Deferred income tax on adjustments above (2)	16,556	4,496	2,920	7,416	23,972
Shareholders’ equity before non-controlling interest	1,441,870	(10,505)	(24,099)	(34,604)	1,407,266
Non-controlling interests under USGAAP(3)	39,576	858	9,640	10,498	50,074
Total Shareholders’ equity under U.S.GAAP	1,481,446	(9,647)	(14,459)	(24,106)	1,457,340

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities–2007

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents (1)	512,185	(299,116)	213,069
Marketable securities (1)	–	299,116	299,116
Restricted cash (1)	9,851	–	9,851
Receivables from clients (2)	269,363	(37,085)	232,278
Properties for sale (2)	990,877	64,601	1,055,478
Other accounts receivable	101,279	–	101,279
Prepaid expenses	45,003	–	45,003
Investments (3)	46,249	10,498	56,747
Property and equipment, net	27,336	–	27,336
Intangibles, net	153,240	–	153,240
Goodwill	31,416	–	31,416
Other assets	–	–	–
Receivables from clients (2)	505,073	(69,536)	435,537
Properties for sale	149,403	–	149,403
Deferred income tax (4)	–	7,416	7,416
Other	47,765	–	47,765
Total assets	2,889,040	(24,106)	2,864,934

	As originally reported		As restated
Liabilities and Shareholders’ Equity	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Current Liabilities
Short–term debt, including current portion of long–term debt	59,196	–	59,196
Debentures	9,190	–	9,190
Obligations for purchase of land	244,696	–	244,696
Materials and services suppliers	82,334	–	82,334
Taxes and labor contributions	60,996	–	60,996
Advances from clients – real estate and services	26,485	–	26,485
Credit assignments	1,442	–	1,442
Acquisition of investments	48,521	–	48,521
Dividends payable	26,981	–	26,981
Others	73,541	–	73,541
Long-term liabilities
Loans, net of current portion	378,138	–	378,138
Debentures, net of current portion	240,000	–	240,000
Deferred income tax	3,728	–	3,728
Obligations for purchase of land	73,056	–	73,056
Others	79,290	–	79,290
Shareholders’ equity
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Non-controlling interests(5)	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340
Total liabilities and shareholders’ equity	2,889,040	(24,106)	2,864,934
(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2) above affecting equity method of accounting
(4)	Deferred income tax on above adjustments.
(5)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Condensed shareholders’ equity – 2007

d)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares, comprising 258,904,242 shares outstanding	1,191,827	–	1,191,827
Treasury shares	(14,595)	–	(14,595)
Appropriated retained earnings	182,861	(34,604)	148,257
Unappropriated retained earnings	81,777	–	81,777
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Non-controlling interests(5)	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340

Restated U.S. GAAP Income Statement – 2007

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue(1)	1,090,632	(92,657)	997,975
Operating costs (sales and services)(1)	(865,756)	47,986	(817,770)
Gross profit(1)	224,876	(44,671)	180,205
Operating expenses
Selling, general and administrative	(192,025)	–	(192,025)
Other	1,595	–	1,595
Operating income	34,446	(44,671)	(10,225)
Financial income (expenses)(2)	27,243	4,386	31,629
Income (loss) before income tax, equity in results and non-controlling interest	61,689	(40,285)	21,404
Income tax expense (3)	(1,988)	7,393	5,405
Income (loss) before equity in results and non-controlling interests	59,701	(32,892)	26,809
Equity in results (4)	8,499	10,498	18,997
Net income (loss)	68,200	(22,394)	45,806
Less: attributable to non-controlling interests (5)	(4,738)	(10,498)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(32,892)	30,570
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Reclassification of present value adjustments on item (1) above.
(3)	Deferred income tax on above adjustments.
(4)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(5)	Non-controlling interest on above adjustments.

Reconciliation of Restated Net Income–2006

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported			As restated
Net Income Reconciliation – BR and U.S. GAAP	2006	Gafisa Restatement Adjustments	Total Restatement Adjustments	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	44,010	–	–	44,010
Revenue recognition–net operating revenue	(32,970)	–	–	(32,970)
Revenue recognition – net operating revenue – initial test(1)	–	(15,226)	(15,226)	(15,226)
Revenue recognition – operating costs	24,997	–	–	24,997
Revenue recognition – operating costs – initial test(1)	–	15,291	15,291	15,291
Capitalized interest and amortization of capitalized interest	13,457	–	–	13,457
Stock compensation (expense) reversal	(25,248)	–	–	(25,248)
Other	573	–	–	573
Reversal and revision of non-controlling interest	1,873	–	–	1,873
Deferred income tax on adjustments above (2)	(1,865)	(589)	(589)	(2,454)
Net income (loss) attributable to Gafisa, net of non-controlling interest	24,827	(524)	(524)	24,303
Net income (loss) attributable to non-controlling interests under USGAAP(3)	1,125	–	–	1,125
Total net income (loss) under USGAAP	25,952	(524)	(524)	25,428

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2006

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported			As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2006	Gafisa Restatement Adjustments	Restatement Adjustments Total	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	807,433	–	–	807,433
Revenue recognition – net operating revenue )	(32,970)	–	–	(32,970)
Revenue recognition – net operating revenue – initial test(1)	–	(18,350)	(18,350)	(18,350)
Revenue recognition – operating costs	24,997	–	–	24,997
Revenue recognition – operating costs – initial test(1)	–	16,615	16,615	16,615
Capitalized interest	99,897	–	–	99,897
Amortization of capitalized interest	(52,225)	–	–	(52,225)
Liability – classified stock options	(34,220)	–	–	(34,220)
Receivables from clients – SFAS 140	19,402	–	–	19,402
Liability assumed – SFAS 140	(19,402)	–	–	(19,402)
Other	(31)	–	–	(31)
Reversal and revision of non-controlling interest	(3,809)	–	–	(3,809)
Deferred income tax on adjustments above (2)	(13,821)	23	23	(13,798)
Shareholders’ equity before non-controlling interest	795,251	(1,712)	(1,712)	795,539
Non-controlling interests under USGAAP(3)	1,050	-	-	1,050
Total Shareholders’ equity under U.S.GAAP	796,301	(1,712)	(1,712)	794,589
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities–2006

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2006	Restatement Adjustments	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	260,919	–	260,919
Receivables from clients (1)	184,595	(18,350)	166,245
Properties for sale (1)	419,998	16,615	436,613
Other accounts receivable	303,258	–	303,258
Prepaid expenses	33,750	–	33,750
Investments	53,804	–	53,804
Property and equipment, net	8,146	–	8,146
Intangibles, net	–	–	–
Goodwill	–	–	–
Other assets	–	–	–
Receivables from clients (1)	259,174	–	259,174
Properties for sale	63,413	–	63,413
Deferred income tax (2)	–	–	–
Other	46,829	–	46,829
Total assets	1,633,886	(1,735)	1,632,151

	As originally reported		As restated
Liabilities and Shareholders’ Equity	2006	Restatement Adjustments	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Current Liabilities
Short–term debt, including current portion of long–term debt	17,202	–	17,202
Debentures	11,038	–	11,038
Obligations for purchase of land	106,213	–	106,213
Materials and services suppliers	24,680	–	24,680
Taxes and labor contributions	36,434	–	36,434
Advances from clients – real estate and services	3,938	–	3,938
Credit assignments	1,358	–	1,358
Acquisition of investments	–	–	–
Dividends payable	10,938	–	10,938
Others	202,368	–	202,368
Long-term liabilities
Loans, net of current portion	21,176	–	21,176
Debentures, net of current portion	240,000	–	240,000
Deferred income tax	828	(23)	805
Obligations for purchase of land	98,398	–	98,398
Others	63,014	–	63,014
Shareholders’ equity
Total Gafisa shareholders’ equity	795,251	(1,712)	793,539
Non-controlling interests(3)	1,050	–	1,050
Total shareholders’ equity	796,301	(1,712)	794,589
Total liabilities and shareholders’ equity	1,633,886	(1,735)	1,632,151

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Condensed shareholders’ equity – 2006

e)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	2006	Restatement Adjustments	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares, comprising 206,739,900 shares outstanding	583,305	–	583,305
Treasury shares	(43,571)	–	(43,571)
Appropriated retained earnings	177,180	(1,712)	175,468
Unappropriated retained earnings	78,337	–	78,337
Total Gafisa shareholders’ equity	795,251	(1,712)	793,539
Non-controlling interests	1,050	–	1,050
Total shareholders’ equity	796,301	(1,712)	794,589

Restated U.S. GAAP Income Statement – 2006

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2006	Restatement Adjustments	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue(1)	674,740	(15,226)	659,514
Operating costs (sales and services)(1)	(503,172)	15,291	(487,881)
Gross profit(1)	171,568	65	171,633
Operating expenses
Selling, general and administrative	(139,053)	–	(139,053)
Other	(135)	–	135
Operating income	32,3280	65	32,445
Financial income (expenses	4,022	-	4,022
Income (loss) before income tax, equity in results and non-controlling interest	36,402	65	36,467
Income tax expense (2)	(11,187)	(589)	(11,776)
Income (loss) before equity in results and non-controlling interests	25,215	(524)	24,691
Equity in results	894	-	894
Stock compensation expense related to cumulative effect of a change in accounting principles	(157)
Net income (loss)	25,952	(524)	25,428
Less: attributable to non-controlling interests (3)	(1,125)	-	(1,125)
Net income (loss) attributable to Gafisa	24,827	(524)	24,303
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Reconciliation of Restated Net Income–2005

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported			As restated
Net Income Reconciliation – BR and U.S. GAAP	2005	Gafisa Restatement Adjustments	Total Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	30,677	–	–	30,677
Revenue recognition – net operating revenue – initial test(1)	–	(3,125)	(3,125)	(3,125)
Revenue recognition – operating costs – initial test(1)	–	1,324	1,324	1,324
Land barter transactions net operating revenue	31,624	–	–	31,624
Land barter transactions net operating costs	(31,624)	–	–	(31,624)
Discouting of receivables	(1,666)	–	–	(1,666)
Capitalized interest and amortization of capitalized interest	11,234	–	–	11,234
Stock issuance expenses	410	–	–	410
Stock compensation (expense) reversal	(3,455)	–	–	(3,455)
Other	354	–	–	354
Reversal and revision of non-controlling interest	113	–	–	113
Deferred income tax on adjustments above (2)	(3,284)	612	612	(2,672)

	As originally reported			As restated
Net Income Reconciliation – BR and U.S. GAAP	2005	Gafisa Restatement Adjustments	Total Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss) attributable to Gafisa, net of non-controlling interest	34,383	(1,189)	(1,189)	33,194
Net income (loss) attributable to non-controlling interests under USGAAP(3)	571	–	–	571
Total net income (loss) under USGAAP	34,954	(1,189)	(1,189)	33,765

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2005

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported			As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2005	Gafisa Restatement Adjustments	Restatement Adjustments Total	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	270,188	–	–	270,188
Revenue recognition – net operating revenue – initial test(1) )	–	(3,125)	(3,125)	(3,125)
Revenue recognition – operating costs – initial test(1)	–	1,324	1,324	1,324
Land barter transactions net operating revenue	31,264	–	–	31,264
Land barter transactions net operating costs	(31,264)	–	–	(31,264)
Discounting of receivables	(3,080)	–	–	(3,080)
Stock issuance expenses	410	–	–	410
Capitalized interests	69,616	–	–	69,616
Amortization of capitalized interest	(35,391)	–	–	(35,391)
Receivables from clients – SFAS 140	8,757			8,757
Liability assumed – SFAS 140	(8,757)	–	–	(8,757)
Inventories – land barter transactions	93,678	–	–	93,678
Liability assumed – land barter transactions	(93,678)	–	–	(93,678)
Other	(695)	–	–	(695)
Reversal and revision of non-controlling interest	176	–	–	176
Deferred income tax on adjustments above (2)	(10,620)	612	612	(10,008)
Shareholders’ equity before non-controlling interest	290,604	(1,189)	(1,189)	289,415
Non-controlling interests under USGAAP(3)	197	-	-	197
Total Shareholders’ equity under U.S.GAAP	290,801	(1,189)	(1,189)	289,612
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities–2005

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2005	Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	136,153	–	136,153
Receivables from clients (1)	127,641	(3,125)	124,516
Properties for sale (1)	343,252	1,324	344,576
Other accounts receivable	96,062	–	96,062
Prepaid expenses	9,401	–	9,401
Investments	30,118	–	30,118
Property and equipment, net	10,256	–	10,256
Receivables from clients (1)	109,437	–	109,437
Properties for sale	33,361	–	33,361
Deferred income tax (2)	5,104	612	5,716
Other	602	–	602
Total assets	901,387	(1,189)	900,198

	As originally reported		As restated
Liabilities and Shareholders’ Equity	2005	Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Current Liabilities
Short–term debt, including current portion of long–term debt	25,728	–	25,728
Debentures	6,118	–	6,118
Obligations for purchase of land	25,439	–	25,439
Materials and services suppliers	22,823	–	22,823
Taxes and labor contributions	40,051	–	40,051
Advances from clients – real estate and services	19,985	–	19,985
Credit assignments	1,363	–	1,363
Others	97,208	–	97,208
Long-term liabilities
Loans, net of current portion	85,993	–	85,993
Debentures, net of current portion	176,310	–	176,310
Deferred income tax	–	–	–
Obligations for purchase of land	98,729	–	98,729
Others	10,839	–	10,839
Shareholders’ equity
Total Gafisa shareholders’ equity	290,604	(1,189)	289,415
Non-controlling interests(3)	197	–	197
Total shareholders’ equity	290,801	(1,189)	289,612
Total liabilities and shareholders’ equity	901,387	(1,189)	900,198
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.

Restated U.S. GAAP Condensed shareholders’ equity – 2005

f)	Restatement Adjustments – Condensed shareholders’ equity

	As originally reported		As restated
Shareholders’ Equity	2005	Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity
Preferred shares, comprising 48,666,627 shares outstanding	157,082		157,082
Common shares, comprising 25,212,555 shares outstanding	79,867	–	79,867
Treasury shares	(43,571)	–	(43,571)
Appropriated retained earnings	30,476	(1,189)	29,287
Unappropriated retained earnings	66,750	–	66,750
Total Gafisa shareholders’ equity	290,604	(1,189)	289,415
Non-controlling interests	197	–	197
Total shareholders’ equity	290,801	(1,189)	289,612

Restated U.S. GAAP Income Statement – 2005

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2005	Restatement Adjustments	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue(1)	439,011	(3,125)	435,886
Operating costs (sales and services)(1)	(329,775)	1,324	(328,451)
Gross profit(1)	109,236	(1,801)	107,435
Operating expenses
Selling, general and administrative	(70,914)	–	(70,914)
Other	(6,391)	–	(6,314)
Operating income	31,931	(1,801)	30,130
Financial income (expenses	(17,684)	–	(17,684)
Income (loss) before income tax, equity in results and non-controlling interest	14,247	(1,801)	12,446
Income tax expense (2)	(1,886)	612	(1,274)
Income (loss) before equity in results and non-controlling interests	12,361	(1,189)	11,172
Equity in results	22,593	–	22,593
Net income (loss)	34,954	(1,189)	33,765
Less: attributable to non-controlling interests (4)	(571)	–	(571)
Net income (loss) attributable to Gafisa	34,383	(1,189)	33,194
(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation

(2)	Deferred income tax on above adjustments.
(3)	Non-controlling interest on above adjustments.